UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Ian Borden
Executive Vice President and Global Chief Financial Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

Re: McDonald's Corporation
Form 10-K for Fiscal Year Ended December 31, 2025
File No. 001-05231

Dear Ian Borden:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results
Revenues, page 14

1. Your disclosure primarily attributes changes in revenues to positive or negative sales performance across your franchised and company-owned restaurants within each operating segment. In describing certain measures on page 7, you identify guest counts, average check, pricing, product mix, and net restaurant unit expansion as factors that impact sales. Please provide quantitative and qualitative disclosure of all factors that materially impacted your period over period revenues, including any offsetting amounts. Refer to Item 303(a), introductory paragraph of (b) and (b)(2) of Regulation S-K. Further, consider whether a tabular or reconciliation format would more clearly convey the quantitative impact of these factors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services